

September 30, 2010

Mr. Jefferson Thachuk
Coronus Solar Inc.
1100-1200 West 73rd Avenue
Vancouver, British Columbia
Canada V6P 6G5

> **Re:** **Coronus Solar Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed June 28, 2010**
> **File No. 000-53697**

Dear Mr. Thachuk:

We have reviewed your Form 10-K for the fiscal year ended March 31, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2010

General

1. We note that you registered you common stock pursuant to section 12(g) of the Securities Exchange Act of 1934 via a Form 8-A filed on June 11, 2009. Please revise your cover page to indicate that your common stock is registered under Section 12(g).

2. Please provide the disclosure required by Item 405 of Regulation S-K regarding Section 16(a) beneficial ownership reporting compliance by your officers, directors and ten percent or more beneficial holders. See Item 10 of Form 10-K.

The Coronus Acquisition, page 3

3. Disclose that Mr. Burgert was a close business associate of Mr. Thachuk, per your disclosure in the Form 8-K filed on November 6, 2009.

4. Please provide a table that identifies and quantifies the value of what Mr. Burgert received or retained in connection with the reverse acquisition of Coronus Energy.

5. Please disclose that Messrs. Thachuk and Burgert have full voting and dividend rights in the 9,050,000 shares that were placed into escrow.

Industry, page 4

6. As your proposed business is to build solar photovoltaic power plants that generate 1.5 megawatts or less of power, and to sell that power to one utility company in California, please revise your industry discussion to focus on your proposed market for solar power in California rather than the global electric power industry.

Feed-In Tariff Program for Small Generators, page 9

7. Please balance your disclosure in the third paragraph on page 9 that "feed-in tariffs ensure that renewable energy is a sound long-term investment – for companies, for industry and for individuals…" with a discussion of the risks to the company. For example, disclose that the rate paid by the utility company is fixed at the time the power purchase contract is signed with no escalation over the 10, 15 or 20 year contract period.

Physcial Plant, page 12

8. On page 12 you provide estimates of the cost of building and maintaining a 1.5 megawatt solar photovoltaic power plant and the revenues such a plant might generate. Please expand your disclosure to provide additional information regarding the key factors you considered in determining these estimates.

Item 4. Submission of Matters to a Vote of Security Holders, page 16

9. Disclose why you did not file a proxy or information statement for the matters submitted for shareholder approval at your annual general meeting held on October 13, 2009, as required under Section 14 of the Securities Exchange Act and the rules thereunder.

Item 10. Directors, Executive Officers and Corporate Governance, page 50

    10. Please expand your biographical information for each director to include a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 52

    11. Please note that Item 402(f) of Regulation S-K was amended to require disclosure of an expanded list of certain legal proceedings during the past ten years. Please confirm in your response letter that no additional disclosure was required under Item 402(f) for your executive officers and directors.

Item 11. Executive Compensation, page 53

    12. With regard to your summary compensation table on page 53, please indicate whether the option awards listed in column (f) were computed in accordance with FASB ASC Topic 718. In addition, please include the footnote disclosure required by Instruction 1 to Item 402(n)(2)(vi) of Regulation S-K.

    13. We note your discussion on page 53 regarding employment agreements with Mr. Thachuk and Mr. Kopelman. We further note your statement on page 55 that "As of the date hereof, we have not entered into employment contracts with any of our officers and do not intend to enter into any employment contracts until such time as it is profitable to do so." In light of your disclosure on page 53, please clarify your statement on page 55. Please revise your disclosure as necessary to reconcile any inconsistency.

Item 12. Security Ownership of Certain Beneficial Owners…, page 56

    14. You disclose in footnotes to the beneficial ownership table on page 56 that the beneficial ownership amounts in the table do not include certain options. Please include in the beneficial ownership amounts those options that are exercisable within 60 days. Refer to Item 403(a) of Regulation S-K, which refers to Rule 13d-3(d)(1) under the Exchange Act of 1934.

    15. If true, please disclose that the 4,525,000 shares shown as beneficially owned by each of Messrs. Thachuk and Burgert are held in escrow. Disclose the material terms of the escrow agreement.

Item 13. Certain Relationships and Related Transactions…, page 57

    16. Please file the agreements evidencing the loans from Mr. Thachuk.

Item 15. Exhibits and Financial Statement Schedules, page 59

17. We note that you have separately filed each amendment to your articles of
incorporation. Instead, please file a complete copy of your amended articles of
incorporation. See Item 601(b)(3)(i) of Regulation S-K, which states, in part, that
"[w]henever the registrant files an amendment to its articles of incorporation, it must
file a complete copy of the articles as amended."

Signatures, page 61

18. Please revise your signature page to denote that you are signing pursuant to the
requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, not the
Securities Act of 1933. The language on your signature page should match the
language provided in Form 10-K.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs,
Special Counsel, at 202-551-3350, or me at 202-551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director